UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

Commission file number 0-24649

REPUBLIC BANCORP INC. 401(K) RETIREMENT PLAN

(Full title of the plan)

REPUBLIC BANCORP, INC.

(Name of issuer of the securities held pursuant to the plan)

601 West Market Street

Louisville, Kentucky 40202

(Address of principal executive office)

REPUBLIC BANCORP INC. 401(k) RETIREMENT PLAN
(Formerly known as Republic Bancorp 401(k)/Profit Sharing Plan and Trust)

FINANCIAL STATEMENTS
December 31, 2011 and 2010

2

REPUBLIC BANCORP INC. 401(k) RETIREMENT PLAN
(Formerly known as Republic Bancorp 401(k)/Profit Sharing Plan and Trust)
Louisville, Kentucky

FINANCIAL STATEMENTS
December 31, 2011 and 2010

3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
Republic Bancorp Inc. 401(k) Retirement Plan
Louisville, Kentucky

We have audited the accompanying statements of net assets available for benefits of the Republic Bancorp Inc. 401(k) Retirement Plan (formerly known as Republic Bancorp 401(k)/Profit Sharing Plan and Trust) (the “Plan”) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i-Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2011 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2011 financial statements taken as a whole.

                           Crowe Horwath LLP
Louisville, Kentucky
June 28, 2012

REPUBLIC BANCORP INC. 401(k) RETIREMENT PLAN

(Formerly known as Republic Bancorp 401(k)/Profit Sharing Plan and Trust)

STATEMENTS OF NET ASSETS AVAILBALE FOR BENEFIT

DECEMBER 31, 2011 and 2010
	December 31,
	2011	2010

Assets:

Investments at fair value:
Republic Bancorp, Inc. Common Stock (Class A and B)	$3,150,926	$2,989,885
Mutual funds	23,862,966	27,392,870
Guaranteed interest contract	5,044,399	-
Participant self-directed brokerage accounts:
Republic Bancorp, Inc. Common Stock (Class A and B)	1,630,338	1,699,220
Other stocks	1,763,642	1,563,457
Mutual funds	2,325,830	2,043,897
Total investments, at fair value	37,778,101	35,689,329

Contribution receivable from participants	-	74,102
Contribution receivable from employer	462,219	471,199
Total net assets available for benefits	$38,240,320	$36,234,630

See accompanying notes to financial statements.

REPUBLIC BANCORP INC. 401(k) RETIREMENT PLAN

(Formerly known as Republic Bancorp 401(k)/Profit Sharing Plan and Trust)

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2011 and 2010

	Years Ended December 31,
	2011	2010

Additions to net assets attributed to:
Investment income:
Net (depreciation) appreciation in fair value of investments (Note 4)	$(525,034)	$3,570,090
Interest and dividends	726,835	627,264
Total investment income	201,801	4,197,354

Contributions:
Employer	1,807,920	1,701,477
Participants'	2,537,751	2,470,656
Rollover	227,835	56,113
Total contributions	4,573,506	4,228,246

Total additions	4,775,307	8,425,600

Deductions from net assets attributed to:
Benefits paid to participants	2,644,698	1,631,665
Administrative expenses	124,919	105,888
Total deductions	2,769,617	1,737,553

Net increase	2,005,690	6,688,047

Net assets available for benefits:
Beginning of year	36,234,630	29,546,583

End of year	$38,240,320	$36,234,630

See accompanying notes to financial statements.

REPUBLIC BANCORP INC. 401(k) RETIREMENT PLAN
(Formerly known as Republic Bancorp 401(k)/Profit Sharing Plan and Trust)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 and 2010

NOTE 1 – PLAN DESCRIPTION

The following description of the Republic Bancorp Inc. 401(k) Retirement Plan (formerly known as Republic Bancorp 401(k)/Profit Sharing Plan and Trust) (the “Plan”) is provided for general information. Participants should refer to the Plan Agreement for a complete description of the Plan’s provisions. The sponsor of the Plan is Republic Bancorp, Inc. (the “Company” or “Employer”). The name of the Plan was changed effective April 1, 2011.

General:  The Plan is a defined contribution plan covering all eligible employees of the Company who have completed 30 days of service and are age 21 or older. In 2011 and 2010, the employer match began after six months of completed service. In 2012, the employer match begins immediately upon eligibility to participate in the plan. The Company discretionary “bonus” match, if applicable, will be awarded to eligible participants actively participating during the plan year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions:  Participants in the Plan may contribute up to the maximum legal limit. If a participant elects to make a contribution to the Plan, the Employer may make a matching contribution of 100% of participant contributions up to 1% and an additional 75% for participant contributions between 2% and 5% of each participant’s annual eligible compensation. In addition, the Employer may award a discretionary bonus match for meeting certain corporate financial performance goals. The discretionary bonus match awarded for the year ended December 31, 2011 and 2010 was approximately $420,000 and $404,000, respectively.

Participant Accounts:  Each participant’s account is credited with the participant’s contribution, the Company’s contribution and an allocation of plan earnings. Each participant’s account is also charged with withdrawals and an allocation of administrative expenses. Forfeitures of terminated participants’ non vested accounts are used to offset Plan expenses (including the Employer contributions). Income is allocated on a basis proportional to account balances, on a basis proportional to Employer contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Retirement, Death and Disability:  Participants are entitled to 100% of their account balance upon retirement, death or disability.

Vesting:  Participants are immediately vested in their contributions plus actual earnings thereon. Participants are 100% vested in the remainder of their accounts, including Company contributions plus earnings thereon, after two years of employment.

REPUBLIC BANCORP INC. 401(k) RETIREMENT PLAN
(Formerly known as Republic Bancorp 401(k)/Profit Sharing Plan and Trust)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 and 2010

NOTE 1 – PLAN DESCRIPTION (Continued)

Payment of Benefits:  On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of their vested interest in the account, or periodic installments over a period not exceeding the life expectancy of the participant or joint lives of the participant and spouse. Effective January 1, 2012, the periodic installment payment option plan provision was eliminated. If a participant’s account balance exceeds $5,000, no portion of the account balance will be distributed as a lump sum without the participant’s consent. Effective January 1, 2012, balances between $1,000 and $5,000 are automatically rolled over into an IRA product and balances under $1,000 are automatically distributed in a c ash lump sum payment.

Investment Options:  All investment accounts are participant directed. Participants may change their investment options up to 20 times per calendar year and may direct employee contributions in 1% increments into a guaranteed interest account, certain mutual funds offered as investment options by the Plan, or shares of the Company’s common stock. Participants also have the option to self direct into investments other than those provided by the Plan, subject to market availability. Such investment options include any specific assets or investments permitted to be acquired by the trustee under the Plan, including qualified employer securities. Participant Self-Directed Brokerage Accounts are charged a transaction fee for any direct investments a participant makes, other than the investment options provided by the Plan. Employer match contributions are allocated ratably based on each participant’s contribution to their investment options.

Republic Bancorp, Inc. Common Stock:  The Class A Common shares are entitled to cash dividends equal to 110% of the cash dividend paid per share on Class B Common Stock. Class A Common shares have one vote per share and Class B Common shares have ten votes per share. Class B Common Stock may be converted, at the option of the holder, to Class A Common Stock on a share for share basis. The Class A Common Stock is not convertible into any other class of Republic’s capital stock. Class A and Class B shares participate equally in undistributed earnings.

Forfeitures:  As of December 31, 2011 and 2010, approximately $53,000 and $38,000 of forfeited employer matching contributions were available to offset future plan expenses including Employer contributions.

REPUBLIC BANCORP INC. 401(k) RETIREMENT PLAN
(formerly known as Republic Bancorp 401(k)/Profit Sharing Plan and Trust)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 and 2010

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting:  The financial statements of the Plan are prepared under the accrual basis of accounting.

Estimates:  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.

Investment Valuation and Income Recognition:  The Plan’s investments are reported at fair value. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the plan’s gains and losses on investments bought and sold, as well as, held during the year.

Payment of Benefits:  Benefits are recorded when paid.

Risks and Uncertainties:  The Plan provides for various investment options such as a guaranteed interest account, mutual funds, Company Stock and other securities. The underlying investments are exposed to various risks, such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in the value of investments will occur in the near-term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants’ individual account balances.

Concentrations:  The Plan has a significant concentration of Republic Bancorp, Inc. common stock. A change in the value of the Company stock can cause the value of the Plan’s net assets to change significantly due to this concentration.

Fully Benefit-Responsive Investment Contracts:  While Plan investments are presented at fair value in the statement of net assets available for benefits, any material difference between the fair value of the Plan’s direct and indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statement of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits.  Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses. Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Plan holds a direct interest in a fully benefit-responsive contract.

REPUBLIC BANCORP INC. 401(k) RETIREMENT PLAN
(formerly known as Republic Bancorp 401(k)/Profit Sharing Plan and Trust)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 and 2010

NOTE 3 – FAIR VALUE

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. The effect of a change in valuation technique or its application on a fair value estimate is accounted for prospectively as a change in accounting estimate. When evaluating indications of fair value resulting from the use of multiple valuation techniques, the Plan is to select the point within the resulting range of reasonable estimates of fair value that is most representative of fair value under current market conditions. Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements).  The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan.

Mutual funds:  The fair values of mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).

Guaranteed Interest Account: The fair value of the Plan’s investment contract has been determined to approximate contract value based upon the broad application of the measurement principals of an income approach (level 3 inputs), as the terms of the contract provide for all distributions at contract value, frequent re-setting of contractual interest rates to market rates of interest, no significant liquidity restrictions and no defined maturities.  In addition, management has determined that no adjustment from contract value is required for credit quality considerations.  Contract value represents contributions made to the contract, plus earnings, less participant withdrawals and administrative expenses.  The terms of this investment contract and those of investment contracts held by employee benefit plans generally prohibit the sale or transfer of the contract by the plan/contract holder.

REPUBLIC BANCORP INC. 401(k) RETIREMENT PLAN
(formerly known as Republic Bancorp 401(k)/Profit Sharing Plan and Trust)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 and 2010

NOTE 3 – FAIR VALUE (Continued)

Common stock:  The fair values of Republic Bancorp, Inc. common stock and other common stocks are determined by obtaining quoted prices from a nationally recognized exchange (level 1 inputs).

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

REPUBLIC BANCORP INC. 401(k) RETIREMENT PLAN
(formerly known as Republic Bancorp 401(k)/Profit Sharing Plan and Trust)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 and 2010

NOTE 3 – FAIR VALUE (Continued)

Investments measured at fair value on a recurring basis at December 31, 2011 and 2010 are summarized below:

	Fair Value Measurements at
	December 31, 2011 Using:
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable	Total
	Assets	Inputs	Inputs	Fair
	(Level 1)	(Level 2)	(Level 3)	Value

Participant-Directed investments, Other Than Self-Directed Brokerage Accounts

Stocks:

State commercial banks	$3,150,926	$-	$-	$3,150,926

Guaranteed interest account	-	-	5,044,399	5,044,399

Mutual Funds:

Money Market	251,054	-	-	251,054
Equity	16,825,913	-	-	16,825,913
Fixed Income	6,785,999	-	-	6,785,999
Total mutual funds	23,862,966	-	-	23,862,966

Participant Self-Directed Brokerage Accounts:

Stocks:
Financial Institutions	1,756,668	-	-	1,756,668
Energy Companies	472,398	-	-	472,398
Tobacco Companies	204,139	-	-	204,139
Pharmaceutical / Health Care Companies	147,207	-	-	147,207
Computer and Office Equipment, Services and Sales	124,914	-	-	124,914
Telephone Services	82,225	-	-	82,225
Real estate investment trusts	70,858	-	-	70,858
Other	535,571	-	-	535,571
Total Participant Self Directed Stocks	3,393,980	-	-	3,393,980

Mutual Funds:

Money Market	1,411,327	-	-	1,411,327
Equity	745,744	-	-	745,744
Balanced	131,179	-	-	131,179
Fixed Income	37,580	-	-	37,580
Total Participant Self Directed Mutual Funds	2,325,830	-	-	2,325,830

There were no significant transfers between Level 1 and Level 2 investments in 2011.

REPUBLIC BANCORP INC. 401(k) RETIREMENT PLAN
(formerly known as Republic Bancorp 401(k)/Profit Sharing Plan and Trust)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 and 2010

NOTE 3 – FAIR VALUE (Continued)

The table below presents a reconciliation of all investments measured at fair value on a recurring basis using significant unobservable inputs (level 3) for the year ended December 31, 2011, including the reporting classifications for the applicable gains and losses included in the 2011 statement of changes in net assets available for benefits.

Fair Value Measurements Using
Significant Unobservable Inputs (Level 3)

Guaranteed Interest
Account

Balance, January 1, 2011	$-
Total gains or losses included in change in net assets
available for benefits:
Realized appreciation	-
Unrealized appreciation (relating to assets held at end of year)	-
Net appreciation (depreciation) in fair value of investments	-
Interest income on investment contracts held at end of year	103,656
Purchases	674,398
Sales	(349,162)
Issuances	4,615,507
Transfers in and/or out of Level 3	-
Balance, December 31, 2011	$5,044,399

REPUBLIC BANCORP INC. 401(k) RETIREMENT PLAN
(formerly known as Republic Bancorp 401(k)/Profit Sharing Plan and Trust)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 and 2010

NOTE 3 – FAIR VALUE (Continued)

	Fair Value Measurements at
	December 31, 2010 Using:
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable	Total
	Assets	Inputs	Inputs	Fair
	(Level 1)	(Level 2)	(Level 3)	Value

Participant-Directed investments, Other Than Self-Directed Brokerage Accounts

Stocks:

State commercial banks	$2,989,885	$-	$-	$2,989,885

Mutual Funds:

Money Market	1,869,102	-	-	1,869,102
Equity	16,787,798	-	-	16,787,798
Balanced	110,155	-	-	110,155
Fixed Income	8,625,815	-	-	8,625,815
Total mutual funds	27,392,870	-	-	27,392,870

Participant Self-Directed Brokerage Accounts:

Stocks:

Air Transportation, Scheduled	5,192	-	-	5,192
Aircraft Engines and Engine Parts	31,488	-	-	31,488
Automatic Vending Machines	11,457	-	-	11,457
Beer and Ale	10,835	-	-	10,835
Biological Products, Except Diagnostic Substances	16,470	-	-	16,470
Bottled and Canned Soft Drinks and Carbonated Water	20,793	-	-	20,793
Cable and Other Pay Television Services	66	-	-	66
Canned Fruits, Vegetables, Preserves, Jams, and Jellies	49,460	-	-	49,460
Catalog and Mail-Order Houses	53,777	-	-	53,777
Chewing and Smoking Tobacco and Snuff	11,079	-	-	11,079
Children's and Infants’ Wear Stores	4,928	-	-	4,928
Cigarettes	117,489	-	-	117,489
Commercial Banks, NEC	12,898	-	-	12,898
Computer Peripheral Equipment, NEC	293	-	-	293
Computer Storage Devices	1,503	-	-	1,503
Cookies and Crackers	9,513	-	-	9,513
Courier Services, Except by Air	3,629	-	-	3,629
Crude Petroleum and Natural Gas	59,342	-	-	59,342
Drug Stores and Proprietary Stores	613	-	-	613
Eating Places	17,655	-	-	17,655
Electric and Other Services Combined	8,328	-	-	8,328
Electric Services	85,442	-	-	85,442
(continued)

REPUBLIC BANCORP INC. 401(k) RETIREMENT PLAN
(formerly known as Republic Bancorp 401(k)/Profit Sharing Plan and Trust)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 and 2010

NOTE 3 – FAIR VALUE (Continued)

	Fair Value Measurements at
	December 31, 2010 Using:
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable	Total
	Assets	Inputs	Inputs	Fair
	(Level 1)	(Level 2)	(Level 3)	Value

Stocks (continued):

Electronic Computers	44,277	-	-	44,277
Exchange Traded Funds	88,279	-	-	88,279
Family Clothing Stores	4,428	-	-	4,428
Farm Machinery and Equipment	4,153	-	-	4,153
Fire, Marine, and Casualty Insurance	13,521	-	-	13,521
Flavoring Extracts and Flavoring Syrups, NEC	5,882	-	-	5,882
Gasoline Service Station	9,762	-	-	9,762
Hardware Stores	2,104	-	-	2,104
Hardwood Dimension and Flooring Mills	2,918	-	-	2,918
Home Health Care Services	23,705	-	-	23,705
Investment Advice	96	-	-	96
Land Subdividers and Developers, Except Cemet.	3,715	-	-	3,715
Mattresses, Foundations, and Convertible Beds	1,707	-	-	1,707
Motion Picture and Video Tape Production	193	-	-	193
Motor Vehicles and Passenger Car Bodies	14,989	-	-	14,989
National Commercial Banks	108,531	-	-	108,531
Natural Gas Distribution	3,849	-	-	3,849
Natural Gas Transmission and Distribution	11,395	-	-	11,395
Offices of Bank Holding Companies	22,794	-	-	22,794
Oil and Gas Field Services, NEC	5,716	-	-	5,716
Paints, Varnishes, Lacquers, Enamels	5,304	-	-	5,304
Petroleum Refining	105,342	-	-	105,342
Pharmaceutical Preparations	93,853	-	-	93,853
Prepackaged Software	16,027	-	-	16,027
Primary Batteries, Dry and Wet	502	-	-	502
Primary Production of Aluminum	4,617	-	-	4,617
Racing, Including Track Operations	3,900	-	-	3,900
Radio and Television Broadcasting and Comm Eq	722	-	-	722
Radio Broadcasting Stations	1,125	-	-	1,125
Radio, Television, and Consumer Electronics Store	10,013	-	-	10,013
Radiotelephone Communications	22,607	-	-	22,607
Real Estate Investment Trusts	26,509	-	-	26,509
Refuse Systems	723	-	-	723
Retail Bakeries	489	-	-	489
Savings Institutions, Not Federally Chartered	31	-	-	31
Semiconductors and Related Devices	45,768	-	-	45,768
Soaps and Other Detergents, Except Specialty	52,711	-	-	52,711
State Commercial Banks	1,759,055	-	-	1,759,055
(continued)

REPUBLIC BANCORP INC. 401(k) RETIREMENT PLAN
(formerly known as Republic Bancorp 401(k)/Profit Sharing Plan and Trust)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 and 2010

NOTE 3 – FAIR VALUE (Continued)

	Fair Value Measurements at
	December 31, 2010 Using:
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable	Total
	Assets	Inputs	Inputs	Fair
	(Level 1)	(Level 2)	(Level 3)	Value

Stocks (continued):

Steam, Gas, and Hydraulic Turbines, and Turbine	121,288	-	-	121,288
Surgical and Medical Instruments and Apparatus	15,945	-	-	15,945
Telephone and Telegraph Apparatus	2,335	-	-	2,335
Telephone Communications, Except Radiotele	44,036	-	-	44,036
Theatrical Producers	114	-	-	114
Unit Investment Trusts	4,784	-	-	4,784
Variety Stores	5,393	-	-	5,393
Watches, Clocks, Clockwork Operated Devices	11,841	-	-	11,841
Women's Clothing Stores	3,379	-	-	3,379
	-	-	-	-
Total Participant Self Directed Stocks	3,262,677	-	-	3,262,677

Mutual Funds:

Money Market	1,072,203	-	-	1,072,203
Equity	800,550	-	-	800,550
Balanced	135,135	-	-	135,135
Fixed Income	36,009	-	-	36,009
	-	-	-	-
Total Participant Self Directed Mutual Funds	2,043,897	-	-	2,043,897

There were no significant transfers between Level 1 and Level 2 investments in 2010.

REPUBLIC BANCORP INC. 401(k) RETIREMENT PLAN
(Formerly known as Republic Bancorp 401(k)/Profit Sharing Plan and Trust)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 and 2010

NOTE 4 – INVESTMENTS

Effective April 1, 2011, the Plan recordkeeping, custodial, and trustee functions were moved from Nationwide Trust Company, FSB to New York Life Retirement Plan Services. Nationwide Trust Company, FSB had been the Plan custodian since July 1, 2006.

The custodian of the Plan held investment assets and executed transactions therein.

Investments, at fair value, that represent 5% or more of the Plan’s net assets in either year are presented below:

December 31,	2011	2010

Republic Bancorp, Inc. (Class A and Class B) (1)	$4,781,264	$4,689,105

Insurance Company General Account:

Guaranteed Interest Account (1)	5,044,399	-

Mutual Funds:

Vanguard Growth Index Signal	4,817,195	-
Vanguard Mid Cap Index Signal	3,564,676	-
Vanguard Total Bond Market Index Signal	3,308,850	-
Vanguard Value Index Signal	3,260,521	-
Vanguard GNMA Admiral	3,191,764	-
Vanguard Small Cap Index Signal	3,025,565	-
Vanguard Total Intl Stock Index Signal	2,135,864	-
Wells Fargo Advantage Adj Rate Govt A	-	5,187,707
Alger Capital Appreciation Instl I	-	3,820,542
American Century Diversified Bond A	-	3,432,213
Aston/Optimum Mid Cap N	-	3,421,006
Putnam Equity Income A	-	2,933,172
Neuberger Berman Genesis Tr	-	2,638,968
Ivy International Core Equity Y	-	1,861,176

_______________________

(1)	Party-in-interest

REPUBLIC BANCORP INC. 401(k) RETIREMENT PLAN
(Formerly known as Republic Bancorp 401(k)/Profit Sharing Plan and Trust)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 and 2010

NOTE 4 – INVESTMENTS (Continued)

During the years ended December 31, 2011 and 2010, the Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in value as follows:

Net Change in Fair Value

December 31,	2011	2010

Mutual Funds	$(647,231)	$2,098,795
Republic Bancorp, Inc. Common Stock (Class A and Class B)	86,230	883,226
Common stock and mutual funds in participant self-directed
brokerage accounts	35,967	588,069
Net change in fair value	$(525,034)	$3,570,090

NOTE 5 – PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under the Department of Labor’s Rules and Regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer and certain others.

New York Life Retirement Plan Services and Nationwide Trust Company, FSB were the respective Trustees as defined by the Plan during 2011 and, therefore, transactions of the plan in investments of New York Life and Nationwide mutual funds, which are managed by affiliates of the trustees, qualify as party-in-interest. Professional fees of approximately $125,000 and $106,000 were paid by the Plan to the respective custodians for the administration of the Plan for the years ended December 31, 2011 and 2010. Investment management fees and operating expenses charged to the Plan for investments are deducted from income earned on investments and are not separately reflected. Consequently, investment management fees and operating expenses paid to parties-in-interest are reflected as a reduction of investment return for such investments. The Plan also holds a guaranteed interest contract administered by New York Life.

The Plan held 206,477 and 2,648 shares of Republic Bancorp, Inc. Class A and Class B Common Stock, at December 31, 2011 and recorded dividend income of approximately $103,000 from its investments in the Employer common stock during the 2011 plan year. The Plan held 194,788 and 2,648 shares of Republic Bancorp, Inc. Class A and Class B Common Stock, at December 31, 2010 and recorded dividend income of approximately $107,000 from its investments in the Employer common stock during the 2010 plan year.

REPUBLIC BANCORP INC. 401(k) RETIREMENT PLAN
(formerly known as Republic Bancorp 401(k)/Profit Sharing Plan and Trust)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 and 2010

NOTE 6 – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and its related regulations. In the event of plan termination, participants will become 100% vested in their accounts.

NOTE 7 – INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated September 7, 2010, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

REPUBLIC BANCORP INC. 401(k) RETIREMENT PLAN
(formerly known as Republic Bancorp 401(k)/Profit Sharing Plan and Trust)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 and 2010

NOTE 8 – INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Plan holds a fully benefit-responsive investment contract with New York Life Insurance Company (New York Life; Issuer). New York Life maintains the contributions in its general account. New York Life’s general account is credited with contributions and earnings, including interest and dividends, on the underlying investments and is charged for participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value. There are no reserves against contract value for credit risk of the Issuer or otherwise.

The Plan or New York Life can terminate the contract by providing written notice to the other party 30 days prior to the termination date. If the contract were to terminate by the Plan or NY Life, interest would not be less than the minimum interest rate established in the investment contract. There are no circumstances in the contract where the contract could be terminated and distribution be payable at an amount below the contract value.

The crediting interest rate of the contract is based on an agreed-upon formula with the Issuer, as defined in the contract agreement, but cannot be less than 1%. Such interest rates are reviewed on a semi-annual basis for resetting. The key factors that influence future interest crediting rates could include the following: the level of market interest rates; the amount and timing of participant contributions, transfers and withdrawals into/out of the contracts; and the duration of the underlying investments backing the contract. The resulting gain or loss in the fair value of the investment contract relative to its contract value, if any, is reflected in the Statement of Net Assets Available for Benefits as Adjustment from fair value to contract value for fully benefit responsive investment contracts.

2011

Average yields:
Based on annualized earnings (1)	2.77%
Based on interest rate credited to participants (2)	2.60%

(1) Computed by dividing the annualized one‑day actual earnings of the contract on the last day of the Plan year by the fair value of the contract investments on the same date.
(2) Computed by dividing the annualized one‑day earnings credited to participants on the last day of the Plan year by the fair value of the contract investments on the same date.

SUPPLEMENTAL SCHEDULE

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

Name of Plan Sponsor:  Republic Bancorp, Inc.

Employer Identification Number:  61-0862051

Three-digit Plan Number: 001

REPUBLIC BANCORP INC. 401(k) RETIREMENT PLAN
(formerly known as Republic Bancorp 401(k)/Profit Sharing Plan and Trust)
SCHEDULE H, LINE 4I – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2011

Name of Plan Sponsor: Republic Bancorp, Inc.

Employer Identification Number: 61-086205

Three Digit Plan Number:  001

(a)	(b)	(c)	(d)	(e)

Party	Identity of Issue,
in	Borrower, Lessor	Description of Investments, Including		Current
Interest	or Similar Party	Maturity Date and Rate of Interest	Cost**	Value

	Plan Investments

*	Republic Bancorp, Inc.	Class A and B Common Stock		$3,150,926

*	New York Life Ins. Co.	Company Guaranteed Interest Account		$5,044,399

	Mutual Funds:

	Vanguard	REIT Index Signal		$22,092
	Vanguard	Value Index Signal		3,260,521
	Vanguard	Growth Index Signal		4,817,195
	Vanguard	Mid Cap Index Signal		3,564,676
	Vanguard	Small Cap Index Signal		3,025,565
	Vanguard	Total Intl Stock Index Signal		2,135,864
	Vanguard	GNMA Adm		3,191,764
	Vanguard	High-Yield Corporate Inv		161,381
	Vanguard	Total Bond Market Index Signal		3,308,850
	Vanguard	Short-Term Investment-Grade Fd. Inv. Shares		124,005
*	Mainstay	Cash Reserves Fund		251,054

	Total Mutual Funds			$23,862,966

	Participant Self-Directed Brokerage Accounts:

*	Republic Bancorp, Inc.	Class A and B Common Stock		$1,630,338

*	Ameritrade	Self Directed Brokerage		4,089,472

	Total Participant Self-Directed Brokerage Accounts			$5,719,810

	Total Investments			$37,778,101

* - Denotes party-in-interest
** - Investment in participant directed, therefore historical cost is not required.

REPUBLIC BANCORP INC. 401(k) RETIREMENT PLAN
FORM 11-K
December 31, 2011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

REPUBLIC BANCORP 401(K) RETIREMENT PLAN

(Name of Plan)

Date: June 28, 2012	/s/ Kevin Sipes
Kevin Sipes

Executive Vice President &

Chief Financial Officer

Republic Bancorp, Inc.

EXHIBIT INDEX

23.1	Consent of Independent Auditors

23.2	Republic Bancorp, Inc. 401(k) Retirement Plan, as Amended and Restated effective April 1, 2011